File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609
www.fisherpaykel.com


06014088


SEC MAIL
RECEIVED
PROCESSING
JUN 05 2006
WASH., D.C.
199
SECTION

30 May 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 30 May 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

Enclosure:
1. ASX – Appendix 3Y – Change of Director's Interest Notice
2. NZX – Ongoing Disclosure – W L Gillanders


RECEIVED
JUN 05 2006
PROCESSING
SECTION
WASH., D.C.
199

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Lindsay Gillanders
Date of last notice	24 November 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 May 2006
No. of securities held prior to change	Direct: 336,572 (refer attached) Indirect: 5,700 (refer attached)
Class	Ordinary Shares
Number acquired	Transferred 114,880 Ordinary Shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$4.41 Per Share
No. of securities held after change	Direct: 336,572 (refer attached) Indirect: 5,700 (refer attached)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of Shares to Family Trustee Company.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

NO. OF SECURITIES HELD				
	AFTER CHANGE		BEFORE CHANGE	
	Direct	Indirect	Direct	Indirect
Ordinary Shares			114,880	
Ordinary Shares held by LRS Management Limited, an Associated Person.	336,572		221,692	
Ordinary Shares held as an Associated Person by G A Paykel, W L Gillanders and B J Gillanders as Trustees of the Gillanders Family Trust		5,700		5,700
Ordinary Shares held by W.L. Gillanders and G.A. Paykel as Trustees of Employee Share Purchase Scheme		0		
	336,572	**5,700**	**336,572**	**5,700**

+ See chapter 19 for defined terms.

View Announcement

Headline: Ongoing Disclosure - W L Gillanders

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name William Lindsay Gillanders
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Director
5 Date of this disclosure notice 30 May 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) William Lindsay Gillanders
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 24 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 30 May 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Transfer of Shares to Family Trustee Company
14. Consideration8 (as required by regulation 10) $4.41 Per Share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 114,880
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 114,880

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Nil

G. Signature
W L Gillanders

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name William Lindsay Gillanders
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.

Being Worked On (0)

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Last 5 Released Announcement(s)

- Ongoing Disclosure - W L Gillanders *Released - 30 May 2006 at 01:42:44 PM*
- Amendment to Record Date *Released - 29 May 2006 at 02:52:23 PM*
- Presentation to Analysts & Investment Fund Managers *Released - 29 May 2006 at 09:01:57 AM*
- Full Year Result for Year Ended 31 March 2006 *Released - 26 May 2006 at 09:56:39 AM*
- FPA TO ANNOUNCE FULL YEAR RESULT ON 26 MAY 2006 *Released - 15 May 2006 at 11:11:14 AM*

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There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

4. Position you hold in the issuer Director
5 Date of this disclosure notice 30 May 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) LRS Management Limited
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 24 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 30 May 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Transfer of Shares to Family Trustee Company
14. Consideration8 (as required by regulation 10) $4.41 Per Share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 221,692
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 114,880

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 336,572 Ordinary Shares

H. Signature
W L Gillanders

Embargo Until None



Description	Type	Size (kb)	Action
Ongoing Disclosure W L Gillanders	PDF file	36	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	William Lindsay Gillanders
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Director
5	Date of this disclosure notice	30 May 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	William Lindsay Gillanders
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	24 November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 May 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Family Trustee Company
14.	Consideration[8] (as required by regulation 10)	$4.41 Per Share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	114,880
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	114,880

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature



W L Gillanders

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	William Lindsay Gillanders
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Director
5	Date of this disclosure notice	30 May 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	LRS Management Limited
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	24 November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 May 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Transfer of Shares to Family Trustee Company
14.	Consideration[8] (as required by regulation 10)	$4.41 Per Share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	221,692
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	114,880

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 336,572 Ordinary Shares

H. Signature



W L Gillanders


JUN 0 5 2006
WASH. D.C.
199
SECTION

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

31 May 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 31 May 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure:

1. ASX – Appendix 3B – New Issue Announcement
2. NZX – Notice of Issue of Securities

View Announcement



Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited
Stock Exchange Release: NZX 31 May 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 33,666

3. Principal Terms of the Securities : Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 13,666 Ordinary Shares following the exercise of 13,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 20,000 Shares @ NZ$2.305
13,666 Shares @ NZ$2.525

5. Date of Issue : 31 May 2006

6. Number and Class of All Securities Quoted, Including This Issue : 264,882,904 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 9,802,711 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None



Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	



This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 31 May 2006 at 12:02:29 PM

Last 5 Released Announcement(s)

- Ongoing Disclosure - W L Gillanders
  Released - 30 May 2006 at 01:42:44 PM
- Amendment to Record Date
  Released - 29 May 2006 at 02:52:23 PM
- Presentation to Analysts & Investment Fund Managers
  Released - 29 May 2006 at 09:01:57 AM
- Full Year Result for Year Ended 31 March 2006
  Released - 26 May 2006 at 09:56:39 AM
- FPA TO ANNOUNCE FULL YEAR RESULT ON 26 MAY 2006
  Released - 15 May 2006 at 11:11:14 AM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release: NZX 31 May 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	33,666
3.	Principal Terms of the Securities	:	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 13,666 Ordinary Shares following the exercise of 13,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	20,000 Shares @ NZ$2.305 13,666 Shares @ NZ$2.525
5.	Date of Issue	:	31 May 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	264,882,904 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	9,802,711

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 13,666 Ordinary Shares following the exercise of 13,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,000 Shares @ NZ$2.305 per Ordinary Share 13,666 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 May 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	264,882,904	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,802,711	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 31 May 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.